SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                          POINTE FINANCIAL CORPORATION
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                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)


                                   73084P 10 0
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                                 (CUSIP Number)


                               GARY EPSTEIN, ESQ.
                              GREENBERG TRAURIG, PA
                              1221 BRICKELL AVENUE
                                 MIAMI, FL 33131
                                 (305) 579-0500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   SEE ITEM 4
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 73084P 10 0                  13D                     Page 2 of 5 Pages


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1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CLARITA KASSIN
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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [X]
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3              SEC USE ONLY
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4              SOURCE OF FUNDS

               SEE ITEM 3
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5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]
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6              CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
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                                7        SOLE VOTING POWER                21,244
         NUMBER OF              ------------------------------------------------
          SHARES                8        SHARED VOTING POWER             213,031
       BENEFICIALLY             ------------------------------------------------
       OWNED BY EACH            9        SOLE DISPOSITIVE POWER           21,244
         REPORTING              ------------------------------------------------
       PERSON WITH              10       SHARED DISPOSITIVE POWER        213,031
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11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               234,275
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12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]
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13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.84%
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14             TYPE OF REPORTING PERSON

               IN
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
CUSIP NO. 73084P 10 0                  13D                     Page 3 of 5 Pages


                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is filed by Clarita Kassin (the "Reporting Person"). This Amendment No. 1 to Schedule 13D amends and updates the statements on Schedule 13D previously filed by the Reporting Person with respect to the Class A Common Stock, $.10 par value (the "Common Stock"), of Pointe Financial Corporation, a Florida corporation and bank holding company (the "Corporation"), the principal subsidiary of which is Pointe Bank, a Florida banking corporation ("Pointe Bank").

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 relates to shares of Common Stock of the Corporation. The address of the Corporation's principal executive offices is 21845 Powerline Road, Boca Raton, Florida 33433.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment No. 1 is filed by the Reporting Person, a United States citizen, whose principal occupation is a Director of the Corporation and Pointe Bank.

         The Reporting Person during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person acquired direct and indirect beneficial ownership of the shares of Common Stock of the Corporation upon the death of her husband, Roberto Kassin. The Reporting Person acquired ownership of 20,000 shares of the Corporation by gift from her father. No consideration was paid for the shares. An additional 1,244 shares were issued to Mrs. Kassin under the Corporation's 1998 Director Deferred Compensation Plan. Mrs. Kassin has options to purchase 12,000 shares of Common Stock. The Reporting Person acquired indirect beneficial ownership of 213,031 shares held by the Kassin Family Partnership Ltd. The Reporting Person has succeeded her husband as President and general partner of the Kassin Family Partnership, Ltd. upon his passing.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Mrs. Kassin has proposed an amendment to the bylaws of the Corporation to be considered at the 2004 annual meeting of the shareholders of the Corporation (the "Bylaw Amendment"). The Bylaw Amendment will de-classify the board of directors, so that all directors would be elected to a one-year term, beginning with the annual meeting in 2005. The Bylaw Amendment will also fix the number of directors at six. The Bylaw Amendment, as proposed, may only be further amended by a vote of the shareholders.

CUSIP NO. 73084P 10 0                  13D                     Page 4 of 5 Pages

         The current bylaws provide for the classification of the board of directors into three classes, each elected to three year terms. The number of directors is to be not less than five nor more than 12 members, such number within these parameters to be set by the Board of Directors by resolution. The current board of directors has six members.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of this Amendment No. 1, the Reporting Person beneficially owned the following shares of Common Stock:

                 NAME AND ADDRESS OF              AMOUNT AND NATURE OF    PERCENT OF
TITLE OF CLASS   BENEFICIAL OWNER                 BENEFICIAL OWNERSHIP      CLASS
--------------   -------------------              ---------------------   ----------
Common Stock     Clarita Kassin                       246,275 shares        10.84%
                 21471 Highland Lakes Boulevard
                 North Miami, FL 33179

----------
(1) Reflects 21,244 shares held personally by Mrs. Kassin, 213,031 shares held by the Kassin Family Partnership Ltd., of which Mrs. Kassin controls 100% and 12,000 shares that may be acquired by Mrs. Kassin upon the exercise of stock options.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP NO. 73084P 10 0                  13D                     Page 5 of 5 Pages

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.




Date:  April 26, 2004                         /s/ Clarita Kassin
                                              ------------------
                                              Clarita Kassin